UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                                (Amendment No. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              QUANTA SERVICES, INC.
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
                         (Title of Class of Securities)

                                   74762E 10 2
                                 --------------
                                 (CUSIP Number)



                                December 31, 1999
              ----------------------------------------------------
              (Date of Event Which Requires Filing This Statement)




         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           [   ] Rule 13d-1(b)
                           [ x ] Rule 13d-1(c)
                           [   ] Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
CUSIP NO. 74762E 10 2                          13G           Page 2 of 6 Pages
------------------------------------------------------------------------------

--------- --------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Billy Ray Jones
-------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                N/A                                                (a) [  ]
                                                                   (b) [  ]
-------------------------------------------------------------------------------
3.        SEC USE ONLY


--------- ---------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
------------------------------------------------------------------------------

==================================================================
               | 5  SOLE VOTING POWER
               |
               |       2,000,034
               |
 NUMBER OF     | 6  SHARED VOTING POWER
   SHARES      |
 BENEFICIALLY  |       None
  OWNED BY     |
    EACH       | 7  SOLE DISPOSITIVE POWER
 REPORTING     |
   PERSON      |        2,000,034 <F1>
    WITH       |
               | 8  SHARED DISPOSITIVE POWER
               |
               |        None
==================================================================

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                2,000,034


------------------------------------------------------------------------------


10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES

                N/A

--------- --------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                5.88


--------- --------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

                IN
--------- --------------------------------------------------------------------
[FN]
<F1> 508,713 shares are subject to a  contractual  restriction  on transfer that expires on August 13, 2000 and may not be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of during the period of such contractual restriction without the prior written consent of the issuer. 508,712 shares are subject to a contractual restriction on transfer that expires on August 13, 2001 and may not be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of during the period of such contractual restriction without the prior written consent of the issuer.

                                                               Page 3 of 6 pages

Item 1.   (a) Name of Issuer:

              Quanta Services, Inc. ("Company")

          (b) Address of Issuer's Principal Executive Offices:

              1360 Post Oak Road
              Suite 2100
              Houston, TX  77086

Item 2.   (a) Person Filing:

              Billy Ray Jones   ("Filer")

          (b) Address of Principal Business Office:

              6001 Live Oak Parkway
              Norcross, GA  30093

          (c) Citizenship:

              United States of America

          (d) Title of Class of Securities:

              Common Stock, par value $.00001 per share

          (e) CUSIP Number:

              74762E 10 2

                                                               Page 4 of 6 pages

Item 3.  Filing.

              If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a) Broker or dealer registered under Section 15 of the Exchange Act.
               (b)  Bank as defined in Section 3(a)(6) of the Exchange Act.
               (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
               (d) Investment company registered under Section 8 of the Investment Company Act.
               (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
               (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
               (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G
               (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
               (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
               (j)  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.    Ownership.

           (a) Amount Beneficially Owned:


               I am the beneficial owner of 2,000,034 shares of Common Stock for purposes of the Securities Exchange Act by virtue of Rule 13(d)-3. This ownership consists of 2,000,034 shares of Common Stock owned directly by me.


           (b) Percent of Class:


               5.88


           (c) Number of shares as to which reporting person has:

                   (i)    Sole voting power


                          2,000,034


                   (ii)   Shared voting power

                          None

                                                            Page 5 of 6 pages


                   (iii)  Sole dispositive power


                          2,000,034 <F1>


                   (iv)   Shared dispositive power

                          None

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.

Item 10.   Certification.

          By signing below, I certify that to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
[FN]
<F1>  508,713  shares are subject to a contractual  restriction on transfer that expires on August 13, 2000 and may not be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of during the period of such contractual restriction without the prior written consent of the issuer. 508,712 shares are subject to a contractual restriction on transfer that expires on August 13, 2001 and may not be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of during the period of such contractual restriction without the prior written consent of the issuer.

                                                               Page 6 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               2/11/00
                                        ---------------------
                                               (Date)



                                      By: /s/ Billy Ray Jones
                                          ---------------------------
                                          Billy Ray Jones